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                             June 15, 2022

       Adam Gilchrist
       President and Chief Executive Officer
       F45 Training Holdings Inc.
       3601 South Congress Avenue, Building E
       Austin, TX 78704

                                                        Re: F45 Training
Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 10,
2022
                                                            CIK No. 0001788717

       Dear Mr. Gilchrist:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Peter Wardle